Filed by Inveresk Research Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject company: Inveresk Research Group, Inc. Commission File No. 000-49765

The following letter was sent to employees of Inveresk on July 12, 2004

Dear Colleagues

Following the recent announcement of Inveresk’s agreement to merge with Charles River Laboratories International, Inc (“Charles River”), I would like to provide some practical “do’s and don’ts” to keep in mind over the next few months as Inveresk and Charles River move towards consummation of the transaction.

1.	Do continue to operate as usual. It is important to remember that Inveresk and Charles River must continue to operate as independent companies until the merger is completed. The merger is subject to certain regulatory approvals and the approval of the shareholders of each of the companies before it can completed. Until the merger is completed, Inveresk employees must go about their business as usual.

2.	Don’t attempt to contact employees at Charles River unless specifically asked by management or as part of the normal course of operating Inveresk’s business.

3.	Don’t speak to the media. If you receive a call from a reporter, refer it to the office of the Chief Executive in Tranent, Scotland. You should not speak to the press without authorization on any topic, even to provide general background.

4.	Don’t speak to the financial community. Refer all calls from members of the financial community to the office of the Chief Executive. Exercise special care in responding to inquiries about Inveresk’s activities from callers that you do not know.

5.	Do continue to comply with the Inveresk Research Group, Inc. and the Inveresk Research Group of Companies Policies and Procedures concerning Insider Trading. A copy of the insider trading policies and procedures is available on our website (www.inveresk.com) or by request. Each employee of Inveresk and its subsidiaries is required, as a condition to his or her employment, to comply with these insider trading policies and procedures. If you have any questions about these procedures, please contact Roland Boyd, Inveresk’s insider trading compliance officer.

6.	Do ask questions. You should not hesitate to call me with any questions about the topics discussed in this letter.

In addition, several employees have asked whether or not they can exercise their stock options before the merger is completed. The answer is that to that extent your options have vested, you can exercise them at any time. Once you have exercised the option, however, you can sell the shares acquired on option exercise only in compliance with our insider trading policies and procedures and applicable law.

I hope this information is useful. Please do not hesitate to contact or me if you have any questions.

Best regards

Martha Boyd
Group General Counsel

* * * * *

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed business combination of Inveresk and Charles River. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Charles River and shareholders of Inveresk are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed business combination. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.